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A U.S. and International Law Firm

March 5, 2012	Paul W. Boltz, Jr.
T +852 3664 6519
F +852 3664 6583
paul.boltz@ropesgray.com

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Jonathan Groff, Staff Attorney

Mr. David Orlic, Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China GrenTech Corporation Limited

Amendment No. 1 to Schedule 13E-3

Filed February 21, 2012

File No. 005-82439

Dear Mr. Spirgel, Ms. Murphy, Mr. Groff and Mr. Orlic:

On behalf of China GrenTech Corporation Limited, a company organized under the laws of the Cayman Islands (“GrenTech” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 2, 2012 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-82439 (the “Amendment No. 1”), filed on February 21, 2012 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) filed concurrently with the submission of this letter.

We represent the Company. To the extent any response relates to information concerning any of Mr. Yingjie Gao, Ms. Rong Yu, Ms. Yin Huang, Talenthome Management Limited, Xing Sheng Corporation Limited, Guoren Industrial Developments Limited, Heng Xing Yue Investments Limited, Well Sino Enterprises Limited, Leakey Investments Limited or William Blair & Company, L.L.C. (“William Blair”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 2. In addition, a marked copy of the Schedule 13E-3 to show changes between the Amendment No.2 and the Amendment No.1 is being provided to the Staff via email.

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Resident Partners: Paul W. Boltz JR. (US), Alison T. Bomberg (US), Geoffrey Chan (US), James S. DeGraw (US)

Marcia L. Ellis (US), Scott A. Jalowayski (US), Michael P. Nicklin (UK), Brian A. Schwarzwalder (US)

Securities and Exchange Commission	- 2 -	March 5, 2012

Schedule 13E-3

General

1.	We note your response to comment 1 in our letter dated February 14, 2012 and reissue the comment. Please revise your discussion of this transaction to state with clarity in a prominent manner that this is a going private transaction with Mr. Gao, your Chairman and CEO, Ms. Yu, your director and CFO, and Ms. Huang. We note your revised disclosure discussing these individuals as the buyer group, but the first mention of this as a “going private transaction” appears on page 6 of your amended proxy statement with no mention of this as a “going private transaction” in your cover letter.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to page 1 of the Schedule 13E-3, the Cover Letter and page 3 of the Amendment No. 2.

2.	We note the definition of “unaffiliated sharesholders and ADS holders” in your letter to shareholders. We consider all of the Company’s directors and officers to be affiliates of the Company. Please revise your disclosure, consistent with the requirements of Item 1014(a) of Regulation M-A.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to the Cover Letter of the Amendment No. 2.

Exhibit (a)-(1) Proxy Statement of the Company

Summary Term Sheet, page 1

Recommendations of the Independent Committee and the Board of Directors, page 7

3.	We note your response to comment 7 in our letter dated February 14, 2012. Please provide a statement pursuant to Item 1012(e) of Regulation M-A from all filing persons, rather than merely the company.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to pages 7 and 37 of the Amendment No. 2.

Financing of the Merger, page 8

4.

We note your response to comment 16 in our letter dated February 14, 2012; specifically, your statement that the funds to be paid to unaffiliated shareholders and ADS holders under the Debt Commitment Letter or the Promissory Note and Guarantee will not be subject to any restrictions, applications, registrations, and approvals under PRC rules, regulations and circulars. However, please confirm whether you have considered if the procedural requirements the Company must comply with in order to pay dividends in foreign currencies without prior approval from SAFE may apply to the funds to be paid to the unaffiliated shareholders pursuant to the going private transaction. If not, please discuss any procedural requirements you must comply with and whether the funds or proceeds can be paid to investors outside of the PRC who are not PRC

Securities and Exchange Commission	- 3 -	March 5, 2012

nationals with or without regulatory approval. We note disclosure in your FYE 2010 Form 20-F regarding the governmental controls on currency conversion and remittance of currency out of the PRC and the fact that you receive substantially all of your operating revenues in Renminbi. You further disclose, on page 20 of the Form 20-F, that “[s]hortages in the availability of foreign currency may restrict the ability of Shenzhen GrenTech and our other PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations.”

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to pages 8 and 60 of the Amendment No. 2.

In addition, the Company respectfully advises the Staff that the procedural requirements the Company must comply with in order to pay dividends in foreign currencies without prior approval from SAFE do not apply to the funds to be paid to unaffiliated shareholders and ADS holders pursuant to the going private transaction.

The cash consideration to be paid to unaffiliated shareholders and ADS holders will be funded with a combination of the loan proceeds extended to Talenthome Management Limited (the “Borrower”) respectively by Guotai Junan Finance (Hong Kong) Limited (the “Lender”) and Mr. Yingjie Gao (“Mr. Gao”). The Company itself and its subsidiaries will not provide any funds to unaffiliated shareholders and ADS holders pursuant to the going private transaction. The disclosure in the FYE 2010 Form 20-F of the Company relates only to currency conversion and remittance of currency required for dividends or other payment from subsidiaries of Company within the PRC to Company and its shareholders who are outside the PRC. However, the payments in the going private transaction will be made from foreign currency accounts outside of the PRC to unaffiliated shareholders and ADS holders directly, and therefore such payments are not subject to any restrictions, applications, registrations, and approvals under PRC rules, regulations and circulars.

Specifically, the Lender, a company incorporated in Hong Kong, will fund the loan proceeds (in the amount of HK$320 million (approximately $41.1 million)) under the Debt Commitment Letter from its account in Hong Kong. Given that this is an offshore transaction, it will not be subject to any PRC government controls or procedural requirements on currency conversion and remittance of currency out of the PRC. Similarly, given that Mr. Gao will fund the remaining balance of the cash consideration (approximately $3.2 million) from his bank account outside of the PRC to unaffiliated shareholders and ADS holders, such payment will not be subject to any PRC government controls or procedural requirements on currency conversion or remittance of currency out of the PRC either.

Termination Fee and Reimbursement of Expenses, page 11

5.	We note your response to comment 17 in our letter dated February 14, 2012. Please prominently disclose, if true, that the termination fee can be demanded from the Company by Mr. Gao and Ms. Yu personally, following a breach by the Company of its representations and warranties, so long as those persons did not have actual knowledge of the mispresentation. As requested, please also provide a detailed analysis as to the implications of this provision under applicable common law. Please also direct us to the provision of the merger agreement stating that the insiders cannot demand payment of the termination fee if a covenant breach by the Company results from the action or inaction of Mr. Gao. Your disclosure should also address the fact that this latter provision does not apply to Ms. Yu.

Securities and Exchange Commission	- 4 -	March 5, 2012

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to pages 11 and 87 of the Amendment No. 2. Please also refer to Section 7.18 of the merger agreement on page A-40 of the Amendment No. 2 for the provision that the Company shall not be deemed to be in breach of any covenants if the alleged breach by the Company is a result of any action or inaction taken at the direction of Mr. Yingjie Gao.

The Company respectfully submits that payment of the termination fee by the Company to Parent had been a subject of negotiation between the Buyer Group and the Company (represented by the independent committee), taking into consideration the fiduciary duties of the directors of the Company under Cayman Islands law. Those duties require the directors to act in good faith in what they reasonably perceive to be the best interests of the Company. The constitutional documents of the Company, which are consistent with Cayman Islands law, permit directors to be interested in contracts or arrangements with the Company provided that such interest is disclosed to the board of directors of the Company.

The Company respectfully submits that the payment of a termination fee by a target company under a merger agreement has been customary practice in merger transactions, including the recent going private transactions where the termination fee payable by a target company may, to a greater or lesser extent depending on the particular facts and circumstances of each case, ultimately be for the benefit of certain directors or other affiliates of the target company through their ownership in the buyer. Payment of the termination fee is part of the negotiated results under which the Buyer Group has agreed to the terms of the merger and to pay the merger consideration to unaffiliated shareholders and ADS holders of the Company. As disclosed in the section “Special Factors—Background of the Merger” in the Amendment No. 2, the interest of Mr. Gao and Ms. Yu in Parent, as well as the terms of the merger agreement (including the termination fee provisions), have been fully disclosed to the board of directors of the Company. As disclosed in the section “Special Factors—Reasons for the Merger and Recommendation of Our Board of Directors” in the Amendment No. 2, the independent committee and the board of directors of the Company have determined, based on the various factors disclosed therein, that the transactions contemplated by the merger agreement are fair to and are in the best interests of the Company and its unaffiliated shareholders and ADS holders.

Conditions to the Merger, page 12

6.	Please confirm whether one of the conditions to the completion of the going private transaction contemplated by the merger agreement is the Company receiving a fairness opinion issued by William & Blair concluding that the consideration is fair, from a financial point of view to the unaffiliated shareholders. If so, please revise your disclosure to state the condition.

The Company respectfully submits that the Company receiving a fairness opinion issued by William Blair concluding that the consideration is fair, from a financial point of view, to the unaffiliated shareholders and ADS holders is not a condition to the merger under the merger agreement.

Securities and Exchange Commission	- 5 -	March 5, 2012

How do I vote if I own ADSs?, page 18

7.	We note your response to prior comment 8 in our letter dated February 14, 2012. Please disclose whether a former ADS holder would have to pay a fee, and, if so, the amount of the fee, for the reissuance of ADSs if the merger is not approved.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to the Cover Letter and pages 5, 19 and 71 of the Amendment No. 2.

Special Factors, page 23

8.	We note your response to comment 18 in our letter dated February 14, 2012. However, please provide specific disclosure related to the “available information” regarding the Company that Mr. Yingjie Gao considered on November 12, 2011 upon determining the initial proposed purchase price of $3.10 per ADS and $0.124 per Share.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to page 23 of the Amendment No. 2.

9.	We note your response to comment 20 in our letter dated February 14, 2012; however, your current disclosure does not reflect the substance of your response. Please revise your “Background” disclosure to reflect the information provided in response to our comment.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to pages 23, 24 and 27 of the Amendment No. 2.

Reasons for the Merge and Recommendation of the Independent Committee and Our Board of Directors, page 30

10.	We note your response to comment 25 in our letter dated February 14, 2012. Please revise the first bullet point on page 31 to explain how the filing persons considered the Company’s business, financial condition, results of operations, prospects and competitive position. What about these factors allowed the filing persons to make their fairness determination and why were these factors viewed as positive in the filing persons’ analysis.

The Company respectfully submits that the first bullet point was included in the original Schedule 13E-3 and the Amendment No.1 as a summary of various factors set forth in the bullet points subsequent to the first bullet point on page 31 of the Amendment No. 1 to indicate that the board of directors of the Company has knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position, thus enabling the board of directors to have a reasonable business judgment of the Company and other relevant factors in its fairness determination. Upon further review of the other factors listed in this paragraph on pages 32 and 33 of the Amendment No. 2, the Company takes the view that the board of directors’ knowledge itself should not be viewed as a substantive factor or potential benefit of the merger, and the other factors in this paragraph on pages 32 and 33 of the Amendment No. 2 have sufficiently discussed the substantive factors and potential benefits of the merger, which provide the foundation for the board of directors of the Company to make their fairness determination. Therefore, the first bullet point on page 31 of the Amendment No. 1 has been deleted to remove this general statement regarding the board’s knowledge. Please refer to page 32 of the Amendment No. 2.

Securities and Exchange Commission	- 6 -	March 5, 2012

11.	We note the seventh bullet point on page 32. Please disclose how it is indicative of fairness that the affiliate who is proposing to buy the Company can call a meeting despite a recommendation of the independent committee to reject the transaction, and that the transaction can then be approved by less than a majority of the unaffiliated shareholders. This comment also applies to the Buyer Group fairness factors.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to pages 33 and 40 of the Amendment No. 2.

12.	We note your response to prior comment 27 in our letter dated February 14, 2012. Please enhance your disclosure to address how your ability to entertain superior proposals is an element of fairness, given that the insiders who have proposed this transaction have sufficient votes to block any such transaction and have indicated their intent to do so. Disclose also that Mr. Gao and Ms. Yu can vote against any alternative transaction as members of the board of directors. Finally, as requested, please also advise how the last bullet point in this section, stating that the insiders who proposed this transaction would not entertain any other offers, presents an element of fairness. This comment also applies to the Buyer Group fairness factors.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to pages 33, 34, 35 and 41 of the Amendment No. 2.

Position of the Buyer Group as to the Fairness of the Merger, page 37

13.	Please tell us how the Buyer Group considered the affiliate transaction with Guoren Industrial to be a good benchmark for the fairness of the offer price, given that this appears to have been a transaction involving only, or largely, the Buyer Group.

In response to the Staff’s comments, the transaction involving Guoren Industrial purchasing all the shares in Heng Xing Yue has been deleted as a factor considered by the Buyer Group in determining the fairness of the offer price. Please refer to page 38 of the Amendment No. 2.

Securities and Exchange Commission	- 7 -	March 5, 2012

Certain Financial Projections, page 42

14.	We note your response to comment 36 in our letter dated February 14, 2012. While the footnote on page 43 indicates that the projections were updated only once, in January 2012, the background section indicates that the projections were also revised in December. Please revise your disclosure as appropriate, and advise us how these projections were modified in each instance.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to page 44 of the Amendment No. 2.

In addition, the Company respectfully advises the Staff that the financial projections were slightly revised by management of the Company on December 8, 2011 after discussion with representatives of William Blair to reflect the addition of a new line item “current portion of long-term bank loan” under the balance sheet line item “total current liabilities” so that the revised “total current liabilities” consisted of “short-term bank loans,” “current portion of long-term bank loan” and “other current liabilities.” The amount of “current portion of long-term bank loan” was divided from the amount of “other current liabilities” and there was no change to the respective amounts of “short-term bank loans” and “total current liabilities.” No other revisions were made to the financial projections. The financial projections were further revised by management of the Company on January 6, 2012 after discussion with representatives of William Blair to provide the respective amounts of “accounts payable” and “bills payable” which were included under the balance sheet line item “other current liabilities,” and there was no change to the amount of “other current liabilities.” No other revisions were made to the financial projections.

Opinion of William Blair, the Independent Committee’s Financial Advisor, page 44

15.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the Company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values for each comparable company used in the Selected Public Company analysis, and (iii) the total transaction value of each of the transactions used in the Selected M&A Transactions analysis.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to pages 50, 51 and 52 of the Amendment No. 2.

Selected Public Company Analysis, page 46

16.	We note your response to comment 43 in our letter dated February 14, 2012. For purposes of disclosure, please explain to investors why negative Operating Cash Flows and negative Operating Cash Flow multiples are “not meaningful” as inputs in your Selected Public Company valuation analysis.

Securities and Exchange Commission	- 8 -	March 5, 2012

The Company respectfully advises the Staff that the negative Operating Cash Flow results in a negative Operating Cash Flow multiple. A negative Operating Cash Flow multiple will rank below the lowest positive Operating Cash Flow multiple of the selected public companies. The Operating Cash Flow multiple does not make economic sense with negative Operating Cash Flow. Thus, negative Operating Cash flow multiple is “not meaningful”. The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to page 49 of the Amendment No. 2.

Selected M&A Transaction Analysis, page 49

17.	Disclose why William & Blair determined the selected transactions were comparable. For each transaction, disclose the specific data used to calculate the transaction values and resulting multiples.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to page 51 of the Amendment No. 2.

General, page 51

18.	Revise your disclosure to provide the summary opinion statement of William & Blair as to whether, based on the selected valuation analyses conducted, the consideration is fair, from a financial point of view, to the unaffiliated shareholders.

The Amendment No. 1 has been revised to reflect the Staff’s comments. Please refer to page 54 of the Amendment No. 2.

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Securities and Exchange Commission	- 9 -	March 5, 2012

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Yingjie Gao, Ms. Rong Yu, Ms. Yin Huang, Talenthome Management Limited, Xing Sheng Corporation Limited, Guoren Industrial Developments Limited, Heng Xing Yue Investments Limited, Well Sino Enterprises Limited and Leakey Investments Limited, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3664-6519.

Very truly yours,

/s/ Paul W. Boltz, Jr.

Paul W. Boltz, Jr.

cc:	Megan Tang Esq.
Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
39th Floor, Bank of China Tower
1 Garden Road, Central, Hong Kong

Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China

David Lamb
Conyers Dill & Pearman
2901, One Exchange Square
8 Connaught Place
Central, Hong Kong

Securities and Exchange Commission	- 10 -	March 5, 2012

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of March 2, 2012 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-82439, filed on February 21, 2012 by China GrenTech Corporation Limited and the other filings persons named therein, each of the undersigned hereby acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China GrenTech Corporation Limited

By:	/s/ Cuiming Shi
Name:	Cuiming Shi
Title:	Director

Yingjie Gao

By:	/s/ Yingjie Gao

Rong Yu

By:	/s/ Rong Yu

Yin Huang

By:	/s/ Yin Huang

Talenthome Management Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Securities and Exchange Commission	- 11 -	March 5, 2012

Xing Sheng Corporation Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Guoren Industrial Developments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Heng Xing Yue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Well Sino Enterprises Limited

By:	/s/ Rong Yu
Name:	Rong Yu
Title:	Director

Leakey Investments Limited

By:	/s/ Yin Huang
Name:	Yin Huang
Title:	Director